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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

AVENTIS
(Name of Subject Company)

AVENTIS
(Name of Person Filing Statement)

Ordinary Shares, nominal value 3.82 Euros per Ordinary Share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

☐    Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

        This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Aventis on April 16, 2004 and amended on April 19, April 20, April 22, April 26, April 27, April 28 and April 29, 2004. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

        Item 4 is hereby amended and supplemented by adding the following hereto:

        Aventis has received the written fairness opinions from Goldman Sachs International, Morgan Stanley & Co. Limited and Rothschild & Cie confirming their oral opinions as of April 25, 2004. Such opinions are set forth in their entirety as Annex A, Annex B and Annex C, respectively.

Item 9.    Exhibits.

        Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(2)(xxx)	Transcript from Aventis' First Quarter 2004 Results conference call held on April 29, 2004.
(a)(2)(xxxi)	Transcript from Aventis' First Quarter 2004 Results U.S. conference call held on April 29, 2004.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2004

AVENTIS
By:	/s/ IGOR LANDAU Name: Igor Landau Title: Chairman of the Management Board

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Annex A

  Goldman Sachs International -- Peterborough Court -- 133 Fleet Street -- London EC4A 2BB
  Tel: 020 7774 1000 -- Telex: 94015777 -- Cable: GOLDSACHS LONDON
  Regulated by the Financial Services Authority

PERSONAL AND CONFIDENTIAL

         25 April 2004

The Supervisory Board
Aventis S.A.
16, avenue de l'Europe
Espace Européen de l'Entreprise
67300 Schiltigheim
France

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value €3.82 per share (the "Shares"), of Aventis S.A. (the "Company") of the Consideration (as defined below) in the aggregate to be received by such holders for each Share in the Exchange Offer (as defined below) pursuant to the Note d'Information filed by Sanofi-Synthélabo S.A. ("Sanofi-Synthélabo") on 26 January 2004 (the "Note d'Information"), which sets forth the terms and conditions of the initial exchange offer (the "Initial Exchange Offer"). The Company and Sanofi-Synthélabo entered into a Memorandum of Understanding on 25 April 2004 (the "MoU") to revise the terms of the Initial Exchange Offer (the Initial Exchange Offer as so revised, the "Exchange Offer"). Pursuant to the Exchange Offer, Sanofi-Synthélabo will exchange €20 in cash (the "Cash Consideration") and 0.8333 shares of common stock, par value €2.00 per share (the "Sanofi-Synthélabo Common Stock"), of Sanofi-Synthélabo (the "Stock Consideration"; together with the Cash Consideration, the "Consideration"), for each Share tendered. The Exchange Offer includes "mix and match" election features, which allow the holders of shares to elect between the receipt of the equivalent value of the Consideration in cash or in Sanofi-Synthélabo Common Stock, subject to certain procedures and limitations as to which we express no opinion.

Goldman Sachs International and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Exchange Offer (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as financial advisor to Rhône-Poulenc in its

The Supervisory Board
Aventis S.A.
25 April 2004
Page Two

merger with Hoechst in May 1999 to create Aventis, and having acted as financial advisor to Aventis in its divestiture of Aventis CropScience in June 2002. We also have provided certain investment banking services to Sanofi-Synthélabo from time to time, including having acted as financial advisor in its divestiture of Sanofi Santé Nutrition Animale in March 1995. We may provide investment banking services to the Company and Sanofi-Synthélabo in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman Sachs International is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs International and its affiliates may provide such services to the Company, Sanofi-Synthélabo and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Sanofi-Synthélabo for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the MoU, the Registration Statement on Form F-4 and Schedule TO, filed with the U.S. Securities and Exchange Commission by Sanofi-Synthélabo, and the "Note d'Information" of Sanofi-Synthélabo which received the AMF visa on 12 February 2004; annual reports to shareholders of the Company and Sanofi-Synthélabo for the two years ended 31 December 2003; certain interim reports to shareholders of the Company and Sanofi-Synthélabo; certain other communications from the Company and Sanofi-Synthélabo to their respective shareholders; and certain internal financial analyses and forecasts for the Company prepared by its managements. We have held discussions with members of the senior management of the Company regarding certain cost savings and operating synergies projected by the management of the Company and Sanofi-Synthélabo (as per Sanofi-Synthélabo's public information) to result from the Transaction. We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of both the Company and Sanofi-Synthélabo. In addition, we have reviewed the reported price and trading activity for the Shares and the shares of Sanofi-Synthélabo Common Stock, compared certain financial and stock market information for the Company and Sanofi-Synthélabo with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the global pharmaceutical industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. We have not had direct access to any non-public information relating to Sanofi-Synthélabo, nor have we been provided the opportunity to participate in any direct discussions with Sanofi-Synthélabo or its advisors in relation to Sanofi-

The Supervisory Board
Aventis S.A.
25 April 2004
Page Three

Synthélabo or the terms of the Transaction. We note that the management of the Company and the management of Sanofi-Synthélabo held discussions with respect to the past and current business operations, financial condition and future prospects of Sanofi-Synthélabo, including the current Plavix litigation. In that regard, we did not receive Sanofi-Synthélabo's internal financial analyses and forecasts in connection with this opinion. Accordingly, based on your discussions with management of Sanofi- Synthélabo and with your consent, we have assumed that the research analysts' estimates for Sanofi-Synthélabo published by certain selected brokers and the Institutional Brokers Estimate System are a reasonable basis upon which to evaluate the future financial performance of Sanofi-Synthélabo and we used such estimates in our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Sanofi-Synthélabo or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Sanofi-Synthélabo or on the expected benefits of the Transaction in any way meaningful to our analysis. For the purpose of this opinion, we also have assumed the risks associated with the Plavix litigation are appropriately reflected in the market price of the Sanofi-Synthélabo Common Stock. Our opinion speaks as of the date hereof, and accordingly we give no opinion as to the fairness of the Consideration in the event of the actual loss of the Plavix patent, however we note that the actual loss of the patent could materially and adversely affect the value of the Consideration.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which shares of Sanofi-Synthélabo Common Stock will trade at any time. Our opinion also does not address the relative merits of the transaction contemplated pursuant to the Exchange Offer as compared to any alternative transaction or course of action that might be available to the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Supervisory Board of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Exchange. We also make no recommendation as to whether a holder of the Shares should elect to receive the all-cash equivalent or the all-stock equivalent of the Consideration.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration in the aggregate to be received by the holders of Shares in the Exchange Offer is fair from a financial point of view to such holders.

Very truly yours,
/s/ YOËL ZAOUI GOLDMAN SACHS INTERNATIONAL

Annex B

Morgan Stanley & Co. Limited 25 Cabot Square Canary Wharf London E14 4QA tel +44 (0)20 7425 8000 fax +44 (0)20 7425 8990 telex 8812564

25 April 2004

Supervisory Board
Aventis S.A.
16, Avenue de l'Europe
Espace Européen de l'Entreprise
67300 Schiltigheim
France

Members of the Supervisory Board:

On January 26, 2004, Sanofi-Synthélabo filed an offer (the "Initial Offer") to acquire all of the outstanding ordinary shares, nominal value €3.82 per share ("Aventis Shares") of Aventis S.A. ("Aventis" or the "Company") (the "Transaction"). The terms and conditions of the Initial Offer are fully set forth in the note d'information (the "Note d'Information") that received the Visa 04-0090 dated 12 February 2004 from the Authorité des Marchés Financiers. On April 25, 2004, the Company received from Sanofi-Synthélabo a proposal (the "Proposal") to revise the terms of the Initial Offer (the Initial Offer as so revised is referred to hereafter as the "Offer"). Under the terms of the Offer, Sanofi-Synthélabo is offering €120 net in cash and 5 Sanofi-Synthélabo ordinary shares, nominal value €2.0 per share, ("Sanofi-Synthélabo Shares") in exchange for every 6 Aventis Shares tendered pursuant to the Offer. Sanofi-Synthélabo is also offering a mix and match election pursuant to which Aventis shareholders may elect to receive either (i) €68.93 net in cash in exchange for each Aventis Share tendered or (ii) 1.1739 Sanofi-Synthélabo Shares in exchange for each Aventis Share tendered. The availability of the mix and match elections will however be subject to adjustment in order to ensure that the overall proportion of cash paid in the Offer will not in the aggregate exceed 29% of the total consideration payable based on the average daily closing prices, weighted by volume, of Sanofi-Synthélabo Shares during the calendar month ended January 21 2004. The consideration payable pursuant to the Offer, together with such mix and match election as adjusted, is referred to hereafter as the "Offer Consideration". We express no opinion as to the procedures and limitations applied to determine the mix and match elections.

You have asked Morgan Stanley & Co. Limited ("Morgan Stanley") for our opinion as to whether the Offer Consideration to be received by the holders of Aventis Shares in the Offer is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other business and financial information of the Company and Sanofi-Synthélabo;

Registered in England and Wales, No. 2164628.
Registered Office, 25 Cabot Square, Canary Wharf, London E14 4QA
Regulated by the Financial Services Authority

  (ii)
  reviewed certain internal financial and operating data concerning the Company prepared by the management of the Company;

  (iii)
  reviewed certain analyses and forecasts for the Company prepared by the management of the Company;

  (iv)
  discussed the past and current business, operations, financial condition and future prospects of the Company and Sanofi-Synthélabo with senior officers and directors of the Company and other representatives and advisors of the Company;

  (v)
  discussed with members of the senior management of the Company certain cost savings and operating synergies projected by the managements of the Company and Sanofi-Synthélabo (based on public information) to result from the Transaction;

  (vi)
  reviewed the reported prices and trading activity for the Aventis Shares and the Sanofi-Synthélabo Shares;

  (vii)
  compared the financial performance of the Company and Sanofi-Synthélabo and the prices and trading activity of the Aventis Shares and of the Sanofi-Synthélabo Shares with that of certain other comparable publicly-traded companies and their securities;

  (viii)
  reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (ix)
  reviewed the "Note d'Information", the Sanofi-Synthélabo Registration Statement on Form F-4 and Schedule TO filed with the U.S. Securities and Exchange Commission and the Proposal;

  (x)
  reviewed such other information, performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial statements, the financial analyses and forecasts and other financial data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not performed any legal due diligence, carried out any accounting or tax review (or given any advice in relation thereto) or made any technical assessment of the assets of the Company or Sanofi-Synthélabo, nor do we assume any liability in respect thereof.

2

We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Sanofi-Synthélabo, nor have we been furnished with any such valuations or appraisals. Furthermore we have not had access to any non-public information nor performed any due diligence on any non-public information relating to Sanofi-Synthélabo, nor have we participated in any discussions with Sanofi-Synthélabo or its advisors in relation to Sanofi-Synthélabo or the terms of the Offer. We note that the management of the Company and the management of Sanofi-Synthélabo held discussions with respect to the past and current business, operations, financial condition and future prospects of Sanofi-Synthélabo.

We have also assumed that the Offer will be consummated on the terms set forth in the Note d'Information as revised by the Proposal. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Morgan Stanley has assumed that in connection with the receipt of necessary regulatory approvals for the Offer, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Transaction.

For the purpose of this opinion, we have assumed that the risks associated with the pending challenges in the United States and Canada to the validity of the patent for Plavix®, in particular the probability of occurrence of a negative outcome and its financial consequences, are appropriately reflected in the market price of the Sanofi-Synthélabo Shares. This opinion is rendered as of the date hereof and accordingly we give no opinion as to the fairness of the Offer Consideration in the event of the actual loss of the Plavix patent before its planned expiry; however, we note that such event could materially and adversely affect the value of the Offer Consideration.

We have acted as financial advisor to the Supervisory Board of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the transaction. In addition, the Company has agreed to indemnify us in relation to certain liabilities incurred within the scope of our engagement. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for the Company and Sanofi-Synthélabo respectively and have received fees for the rendering of these services. Morgan Stanley and/or its affiliates may, from time to time, engage in transactions and perform services for the Company and/or Sanofi-Synthélabo in the ordinary course of their business. In addition, in the ordinary course of their trading, brokerage and financing activities, Morgan Stanley and/or its affiliates may at any time hold long and short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of the Company and Sanofi-Synthélabo.

3

It is understood that this letter is for the information of the Supervisory Board of the Company and is to be used only in connection with and for the purposes of its evaluation of the Offer. It may not be used for any other purpose. This opinion may not be referred to, communicated or disclosed without our prior written consent, save that we hereby consent to a reference to this opinion in a form agreed to by us and the inclusion of the opinion in its entirety in any filing made by the Company in respect of the transaction with the U.S. Securities and Exchange Commission.

Our opinion does not address the merits of the underlying decision by the Company to proceed with the Offer or to recommend the Offer to its shareholders nor does it constitute a recommendation or opinion by us as to whether Aventis shareholders should tender their Aventis Shares into the Offer. In addition this opinion does not in any manner address the prices at which the Aventis Shares or the Sanofi-Synthélabo Shares will trade at any time including following commencement or closing of the Offer.

This letter shall be governed by and construed in accordance with the laws of England. We are directing this letter to the Supervisory Board of the Company.

Based on and subject to the foregoing, we are of the opinion that, on the date hereof, the Offer Consideration to be received by the holders of Aventis Shares in the Offer is fair from a financial point of view to such holders.

Very truly yours,
MORGAN STANLEY & CO. LIMITED
By:	/s/ MICHAEL ZAOUI

Name:	Michael Zaoui
Title:	Managing Director

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Annex C

April 25, 2004

The Supervisory Board
Aventis
Espace Européen de l'Entreprise
16, avenue de l'Europe
67917, Strasbourg

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view to the holders of the outstanding shares of common stock, par value €3.82 per share, of Aventis (the "Aventis Shares") of the Consideration (defined below) to be received in the Transaction (defined below) provided in a Memorandum Of Understanding (the M.O.U), to be entered into between Aventis SA ("Aventis" or "the Company") and Sanofi-Synthelabo SA ("Sanofi-Synthelabo"), pursuant to which Sanofi-Synthelabo shall improve the terms and conditions of the public offer that it filed on Aventis Shares on the 26th of January, 2004 (the "Initial Offer"). As more fully described in the M.O.U, upon consummation Sanofi-Synthelabo will launch an improved (surenchère) public offer (the "Transaction") including a mix and match election feature, whereby as part of the principal offer it will offer to exchange each outstanding Aventis Share for 0.8333 shares of Sanofi-Synthelabo plus €20 in cash, (together, the "Consideration").

        In arriving at our opinion:

  •
  we reviewed a draft dated 25th of April, 2004 of the M.O.U;

  •
  we examined financial statements and certain business and financial information relating to Aventis that was either publicly available or provided to us by Aventis, and we held discussions with certain senior officers, directors and other representatives and advisors of Aventis regarding the past and current business, operations, financial conditions and future prospects of Aventis;

  •
  we examined certain publicly available financial statements and business and financial information relating to Sanofi-Synthelabo, including current and historical market prices of the Sanofi-Synthelabo share and information provided as part of the offer and share registration prospectuses and presentations relating to the Initial Offer;

  •
  the information that we examined and discussed with the management of Aventis included certain financial and operating data concerning the Company, including certain financial analyses and forecasts for Aventis prepared by the Company's management, and certain cost savings and operating synergies to result from the Transaction projected by the management of Aventis or Sanofi-Synthelabo (for the latter as per its public prospectuses and presentations);

Rothschild & Cie l, rue Rabelais 75008 Paris	Téléphone: (33) (0)1 40 74 40 74 Télécopieur: (33) (0)1 40 74 49 69 Télex 641 694 Rotfrer www.rothschild-cie.fr	Société en commandite simple au capital de €1,600,000 349 066 613 RCS Paris TVA FR 73 349 066 613

  •
  we considered, to the extent publicly available, the financial terms of certain other transactions effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Aventis and Sanofi-Synthelabo.

        In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

        In rendering our opinion we have (i) assured and relied upon, without independent verification, the accuracy and completeness or all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us; (ii) assumed that all of the respective financial and tax estimates, forecasts and other information that were provided to or discussed with us, including the assessment of the synergies (and the timing of the realization thereof) expected to result from the Transaction, were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Aventis and Sanofi-Synthelabo; (iii) assumed, with your consent, that the final terms of the M.O.U, will not vary materially from those set forth in the drafts reviewed by us and that the Transaction will be consummated in accordance with the terms of the M.O.U. including its ancillary agreements and exhibits, without waiver, modification or amendment of any material term and without any material delay, limitation, restriction or condition to obtain necessary regulatory or third party approvals, consents or releases.

        For the purpose of this opinion, we have assumed that the risks associated with the Plavix® litigation, in particular the probability of occurrence of a negative outcome and its financial consequences, are appropirately reflected in the market price of the Sanofi-Synthelabo shares. Our opinion is rendered as of the date hereof and, accordingly, we give no opinion as to the fairness of the Consideration in the event of the actual loss of the Plavix patent before its planned expiry; however, we note that such event could materially adversely affect the value of the Consideration paid by Sanofi-Synthelabo.

        Our opinion, as set forth herein, addresses only the fairness to the holders of Aventis Shares, from a financial point of view and as of the date hereof, of the Consideration to be received in the Transaction and does not address any other matter. We are not expressing any opinion as to what the value of the Sanofi-Synthelabo share actually will be when issued pursuant to the M.O.U. or the price at which the Sanofi-Synthelabo share will trade or can be sold at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Aventis or Sanofi-Synthelabo nor have we made any physical inspection of the properties or assets of Aventis or Sanofi-Synthelabo. Furthermore, we have not had access to a non-public information nor performed any due diligence on any non-public information relating to Sanofi-Synthelabo, nor have we participated in any discussion with Sanofi-Synthelabo or its advisors in relation to Sanofi-Synthelabo or the terms of the Transaction. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

2

        Rothschild & Cie has acted as financial advisor to Aventis connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We and/or our affiliates have provided in the past; and currently provide, services to the Company, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Aventis and Sanofi-Synthelabo for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates may maintain relationships with Aventis, Sanofi-Synthelabo and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Supervisory Board of Aventis in its evaluation of the proposed Transaction, and may not be reproduced, published or otherwise used or referred to, nor shall any public reference to Rothschild & Cie be made, without our prior written consent, save that we hereby consent to a reference to this opinion in a form to be agreed by us and the inclusion of this letter in its entirety in any filing made by the Company in respect of the Transaction with the US Securities and Exchange Commission.

        Our opinion does not address the merits of the decision by the Supervisory Board of the Company to proceed with the Transaction and does not constitute a recommendation or an opinion by us as to whether holders of Aventis Shares should accept the offer by Sanofi-Synthelabo and tender their shares.

        This letter shall be governed and construed in accordance with the laws of France.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view to the holders of Aventis Shares.

Very truly yours,

/s/ OLIVIER PÉCOUX	/s/ PHILIPPE LE BOURGEOIS
Olivier Pécoux General Partner Rothschild & Cie	Philippe Le Bourgeois General Partner Rothschild & Cie

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SIGNATURE